UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        American Disposal Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    025389107
                                 (CUSIP Number)

                          Allied Waste Industries, Inc.
                          15880 N. Greenway-Hayden Loop
                                    Suite 100
                              Scottsdale, AZ 85260
                          Attention: Steven Helm, Esq.
                              Vice President, Legal
                                 (602) 423-2946
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)





                                 August 10, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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       ------------------------------------------------                    ------------------------------------------------
                                                               13D
       CUSIP No.  025389107                                                  Page  2  of __ Pages
       ------------------------------------------------                    ------------------------------------------------

       ----- --------------------------------------------------------------------------------------------------------------
        1    NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Allied Waste Industries, Inc.          88-0228636
       -----
             --------------------------------------------------------------------------------------------------------------
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a)|_|
                                                                                                                (b)|_|
       ----- --------------------------------------------------------------------------------------------------------------
       ----- --------------------------------------------------------------------------------------------------------------
        3    SEC USE ONLY


       ----- --------------------------------------------------------------------------------------------------------------
       ----- --------------------------------------------------------------------------------------------------------------
        4    SOURCE OF FUNDS
                            00
       ----- --------------------------------------------------------------------------------------------------------------
       ----- --------------------------------------------------------------------------------------------------------------
        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IF REQUIRED PURSUANT TO ITEMS 2(a) OR 2(b)              |_|

       ----- --------------------------------------------------------------------------------------------------------------
       ----- --------------------------------------------------------------------------------------------------------------
        6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
       ----- --------------------------------------------------------------------------------------------------------------
       ---------------- ------ --------------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
          NUMBER OF                                       4,000,000*
           SHARES
                        ------ --------------------------------------------------------------------------------------------
                        ------ --------------------------------------------------------------------------------------------
        BENEFICIALLY      8    SHARED VOTING POWER
          OWNED BY                                        0
            EACH
                        ------ --------------------------------------------------------------------------------------------
                        ------ --------------------------------------------------------------------------------------------
          REPORTING       9    SOLE DISPOSITIVE POWER
           PERSON                                         4,000,000*
            WITH
                        ------ --------------------------------------------------------------------------------------------
                        ------ --------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                                          0
                        ------ --------------------------------------------------------------------------------------------
       ----- --------------------------------------------------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            0
       ----- --------------------------------------------------------------------------------------------------------------
       ----- --------------------------------------------------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES                                      |X|

       ----- --------------------------------------------------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       ----- --------------------------------------------------------------------------------------------------------------



                            13.97%**
       ----- --------------------------------------------------------------------------------------------------------------
       ----- --------------------------------------------------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON
                            CO
       ----- --------------------------------------------------------------------------------------------------------------
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*   Pursuant  to Rule  13d-4  under  the  Exchange  Act,  the  Reporting  Person disclaims  beneficial  ownership of the  4,000,000  shares  listed under the headings "Sole Voting Power," "Sole Dispositive Power" and "Aggregate Amount
    Beneficially  Owned by Each  Reporting  Person." See Item 5 of this Schedule
    13D.
**  Pursuant to Rule  13d-3(d)  under the  Exchange  Act, the  4,000,000  shares subject to the Option described in Item 5 of this Schedule 13D are deemed to be outstanding for purposes of computing this percentage.

Item 1. Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.01 per share (the "Shares"), of American Disposal Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 745 McClintock Drive, Suite 305, Burr Ridge, IL 60521.

Item 2. Identity and Background

         This Statement is being filed by Allied Waste Industries, Inc., a Delaware corporation ("Allied"). Allied's principal executive offices are located at 15880 N. Greenway-Hayden Loop, Suite 100, Scottsdale, Arizona 85260.

         Allied is a vertically integrated solid waste management company providing non-hazardous waste collection, transfer, recycling and disposal services.

         The name, business address and present principal occupation of each executive officer and director of Allied are set forth in Annex A hereto. Each person named in Annex A is a citizen of the United States. (There are no other persons controlling or ultimately in control of Allied).

         During the last five years, neither Allied nor, to the best of Allied's knowledge, any of the persons named in Annex A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         The Option (as defined in Item 4) was granted in consideration of entering into the Merger Agreement (as defined in Item 4). Allied did not pay any cash consideration in respect of the Option and has not purchased any Shares thereunder.

         Should the Option become exercisable and should Allied decide to exercise the Option, Allied anticipates that it would obtain the funds necessary for the purchase from working capital and borrowings. Exercise in full of the Option would require the payment of approximately $160 million. The Stock Option Agreement (as defined in Item 4) also grants Allied the right to require the Company to repurchase all or any portion of the Option when it is exercisable, subject to certain limitations, without the payment of any cash by Allied.

Item 4. Purpose of Transaction

         On August 10, 1998, Allied, a wholly-owned subsidiary of Allied ("Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Sub would merge with and into the Company and the Company would become a wholly-owned subsidiary of Allied. Under the terms of the Merger Agreement, each Share would be converted into 1.65 shares of the common stock of Allied. Consummation of the merger pursuant to the Merger Agreement would cause the Shares to cease to be traded on the National Market System of NASDAQ and to cease to be registered under the Securities Exchange Act of 1934. Following consummation of the merger, the Board of Directors of the Company will consist of executive officers of Allied.

         Consummation of the transactions contemplated by the Merger Agreement is subject to the terms and conditions contained in the Merger Agreement, including obtaining the requisite approvals of the stockholders of Allied and the Company, the receipt of necessary regulatory approvals, and confirmation that the merger will be tax-free and will be accounted for as a pooling of interests.

         As a condition to and in consideration of Allied entering into the Merger Agreement, the Company granted Allied an option (the "Option") to purchase 4,000,000 newly issued Shares at a price of $40.00 per share pursuant to a Stock Option Agreement dated as of August 10, 1998 (the "Stock Option Agreement"). The Option is not exercisable unless a "Triggering Event" (as defined in the Stock Option Agreement) occurs.

         The foregoing summaries of the Merger Agreement and the Stock Option Agreement are qualified in their entirety by reference to these agreements which are attached as exhibits hereto and are incorporated herein by reference.

         Except as set forth above, neither Allied nor, to the best of Allied's knowledge, any of the persons named in Annex A has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through
(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         If the Option were to become exercisable, Allied would have the right to purchase 4,000,000 Shares, which represent approximately 16.23% of the Shares outstanding as of June 30, 1998 (based on the Company's representation in the Merger Agreement) and approximately 13.97% of the Shares outstanding as adjusted to reflect the exercise of the Option in its entirety. The Company does not have the right to acquire any Shares pursuant to the Option unless certain events occur. Accordingly, the Company does not currently have sole or shared voting or dispositive power with respect to the Shares subject to the Option and, therefore, the Company disclaims beneficial ownership of these Shares until the events allowing exercise of the Option occur.

         To the best of Allied's knowledge, none of the persons named in Annex A beneficially owns any Shares or engaged in any transactions in Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Merger Agreement and the Stock Option Agreement, neither Allied nor, to the best of Allied's knowledge, any of the persons named in Annex A is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

         The following are filed as Exhibits:

         1. Agreement and Plan of Merger, dated as of August 10, 1998, by and among Allied, Sub and the Company.

         2. Stock Option Agreement, dated as of August 10, 1998, between Allied and the Company.

                                                     Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              ALLIED WASTE INDUSTRIES, INC.


                                              By: /s/ Steven M. Helm
                                                  ---------------------------
                                                   Steven M. Helm

Date:  August 19, 1998

                                                      ANNEX A
                                    Executive Officers and Directors of Allied

         The names of the executive officers and directors of Allied Waste Industries, Inc. and their business addresses and present principal occupations are set forth below. The business addresses of each of Allied's executive officers is that of Allied's principal executive office at 15880 N. Greenway -- Hayden Loop, Suite 100, Scottsdale, Arizona 85260.
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I.     Executive Officers

                                                             Present Principal Occupation
        Name                                                 (Position set forth is with Allied)

        Thomas H. Van Weelden................................President and Chief Executive Officer
        Roger A. Ramsey......................................Chairman of the Board of Directors
        Henry L. Hirvela.....................................Vice President and Chief Financial Officer
        Steven M. Helm.......................................Vice President -- Legal and Corporate
        Larry D. Henk........................................Vice President and Chief Operating Officer
        Michael G. Hannon....................................Vice President -- Mergers & Acquisitions
        Peter S. Hathaway....................................Vice President and Chief Accounting Officer

II.    Directors

        Name and Business Address                            Present Principal Occupation

        Thomas H. Van Weelden................................President and Chief Executive Officer of Allied
        Roger A. Ramsey......................................Chairman of the Board of Directors of Allied
        Nolan Lehman                                         President and a director of Equus Capital Management
                                                             Corporation, a registered investment advisor, and Equus
                                                             Equus Capital Corporation II Incorporated, a registered public investment  company whose stock is traded on the American Stock
                                                             Exchange
        2929 Allen Parkway, 25th Floor
        Houston, TX   77219

        Michael Gross........................................One.of the founding principals of Apollo Advisors, L.P.
        Lion Advisors                                        ("Apollo") which, together with its affiliates, acts as
                                                             managing general partner of Apollo Investment Fund,
        1301 Avenue of the Americas                          L.P., AIF II, L.P. and Apollo Investment Fund III,
                                                             L.P., which are private securities investment funds,
        58th Floor                                           and of Lion Advisors, L.P. ("Lion Advisors"), which
                                                             acts as financial advisor to and representative for
        New York, NY   10019                                 certain institutional investors with respect to
                                                             securities investments.
        David B. Kaplan......................................Mr..Kaplan joined each of Apollo and Lion Advisors in
        Apollo Advisors, L.P.                                1991.

        1999 Avenue of the Stars, Suite 1900

        Los Angeles, CA   90067
        Antony P. Ressler....................................One.of the founding principals of Apollo and Lion
        Apollo Advisors, L.P.                                Advisors.

        1999 Avenue of the Stars, Suite 1900

        Los Angeles, CA   90067
        Howard A. Lipson.....................................Senior managing director of Blackstone Group Holdings
        The Blackstone Group                                 L.L.C.

        345 Park Avenue, 31st Floor

        New York, NY   10154
        Dennis Hendrix.......................................Mr..Hendrix serves as a director of Duke Energy,
        Pan Energy Corp.                                     National Power PLC and Newfield Exploration Company.
                                                             From November 1990 until April 1997, he served as
        5400 Westheimer Court                                Chairman of the Board of Directors of PanEnergy Corp.
                                                             and as PanEnergy's Chief Executive Officer from
        Houston, TX   77056                                  November 1990 until April 1995.
        Warren B. Rudman.....................................Mr..Rudman has been a partner in the law firm of Paul,
        Paul, Weiss, Rifkind, Wharton & Garrison             Weiss, Rifkind, Wharton and Garrison since 1993.  Form
                                                             1980 until 1992, Mr. Rudman served as a United States
        1615 L Street, NW                                    Senator from New Hampshire.  While in the Senate, Mr.
                                                             Rudman was chairman and Vice Chairman of the Ethics
        Suite 1300                                           Committee and also served on the Appropriations
                                                             Committee, the Intelligence Committee, the Governmental
        Washington, DC   20036                               Affairs Committee and the Permanent Subcommittee on
                                                             Investigations.  He also serves on the board of
                                                             directors of a number of companies.  Mr. Rudman
                                                             currently serves as Chairman of the President's Foreign
                                                             Intelligence Advisory Board and on the board of
                                                             trustees of Valley Forge Military Academy, the Council
                                                             on Foreign Relations and the Brookings Institution.
        Vincent Tese.........................................Mr..Tese is on the board of directors of Bear Stearns &
        Bear Stearns & Co.                                   Co., Inc., a national investment bank and brokerage
                                                             company, which he joined in December 1994.  He is
        245 Park Avenue, 19th Floor                          currently the Chairman of Wireless Cable International,
                                                             Inc. and serves on the board of directors of a number
        New York, NY   10167                                 of companies.

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